
May 10, 2023

David Armstrong
General Counsel, Chief Compliance Officer and Secretary
Cano Health, Inc.
9725 NW 117th Avenue
Miami, Florida 33178

> **Re: Cano Health, Inc.**
> **PRE 14A - Preliminary Proxy Statement**
> **Filed May 2, 2023**
> **File No. 001-39289**

Dear David Armstrong:

   We have reviewed the above-captioned preliminary proxy statement, and have the following comments. In some of our comments, we may ask for additional information so that we may better understand your disclosure.

   Please respond to these comments by amending the proxy statement and/or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances, please advise us why in a response letter.

   After reviewing any response to these comments, we may have additional comments.

PRE 14A | Preliminary Proxy Statement under cover of Schedule 14A

General

1.   The first page of the proxy statement, as defined in Rule 14a-1(g), and distinguished from the Notice or any letter to shareholders, must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1) of Regulation 14A.

2.   We note that on or about May 5, 2023, the registrant intended to mail a Notice of Internet Availability of Proxy Materials. Notwithstanding this disclosure within the Notice of the 2023 Annual Meeting, please advise us, with a view towards revised disclosure, of the applicability of the provisions governing the expected date of proxy statement distribution. As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g), or advise.

3. To the extent that the registrant planned to rely upon Rule 14a-16 for electronic dissemination of its proxy statement, any Notice of Internet Availability of Proxy Materials provided to security holders must be filed with the Commission pursuant to Rule 14a-6(b) no later than the date that the registrant first sends the notice to security holders. See Rule 14a-16(i). As of the transmission of this comment letter, no such Notice has been filed. Please advise us, with a view towards revised disclosure, whether the registrant intends to satisfy its dissemination obligations under Rule 14a-3 by making its proxy materials available over the internet in reliance upon Rule 14a-16.

4. We noticed that on April 28, 2023, former directors of the registrant who represent approximately 36% of its voting power commenced litigation in the Court of Chancery of the State of Delaware against the current members of the Board and the registrant. The former directors seek an order compelling the reopening of "the window" under the registrant's bylaws for stockholders to propose the removal of one or more directors pursuant to 8 Del. C. §141(k) and to nominate director candidates and bring forth other proposals at the 2023 annual meeting of stockholders. Please advise us whether the registrant plans to amend its proxy statement to provide disclosure in response to Items 4(b) and 5(b) of Schedule 14A should the former directors commence a solicitation in opposition involving the election of directors.

5. To the extent that any revised proxy statement is filed in order to disclose the results of the pending litigation and/or to provided disclosure in response to Items 4(b) and 5(b) should the solicitation become indisputably contested, please confirm that the proxy statement will be submitted using an EDGAR header tag that will properly reflect the existence of a solicitation in opposition. All filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual which sets forth the technical formatting requirements for electronic submissions. See Rule 301 of Regulation S-T.

6. The term "proxy statement" is defined in Rule 14a-1(g) and, in this context, means the disclosure statement codified at Rule 14a-101. The form of proxy is not among the mandated disclosures under Rule 14a-101. Disclosure on the form of proxy is regulated under Rule 14a-4. In addition, no form of proxy may be given to a security holder unless the security holder concurrently receives, or has previously received, a definitive proxy statement that has been filed with the Commission pursuant to Rule 14a-6(b). See Rule 14a-4(f). The form of proxy also must be on file with the Commission for at least ten calendar days prior to the date a definitive proxy statement and definitive form of proxy are first sent to security holders. See Rule 14a-6(a). Because the form of proxy has not yet been filed, please be advised that the referenced minimum ten calendar day period has not commenced. In addition, please mark the form of proxy as preliminary when filed. See Rule 14a-6(e)(1) of Regulation 14A.

Q: What is a broker non-vote?, page 7

7. Item 21(b) of Schedule 14A requires the person filing the proxy statement to disclose "the method by which votes will be counted [and] the treatment and effect of [ ] broker non-

votes…"   Please advise us of the legal basis upon which the registrant relied to equate the possible voting by banks and other intermediaries in their discretion with the discretionary voting by brokers. See Exchange Act Release No. 30849 (June 24, 1992); see also Exchange Act Release No. 62764 (September 15, 2011) (expressly identifying "broker non-votes" as instances where brokers are allowed to use their discretion to vote absent instructions).

Employment Agreements, page 31

8.   Notwithstanding the disclosures in this section or in any publicly available agreements, please advise us, with a view toward revised disclosure, whether any indemnification agreements or understandings exist between the nominees and the registrant. See Item 7(b) of Schedule 14A and corresponding Item 401(a) of Regulation S-K.

Proposal 2 - Advisory Vote on the Compensation of our Named Executive Officers, page 56

9.   Item 24 of Schedule 14A, titled "Shareholder Approval of Executive Compensation", requires a registrant to "disclose the current frequency of shareholder advisory votes on executive compensation required" and "when the next such shareholder advisory vote will occur." Please advise us where in the proxy statement we can locate these required disclosures or, alternatively, disclose this information or provide an explanation as to why the disclosure has been omitted.

Discretion to Implement the Reverse Stock Split, page 58

10.   The disclosure indicates that the "Board does not intend for this transaction to be the first step in a 'going private transaction' within the meaning of Rule 13e-3 of the Exchange Act." Given the definition of a Rule 13e-3 transaction in Rule 13e-3(a)(3), however, the reverse stock split could still be required to comply with Rule 13-3 irrespective of the Board's intent to the extent that the ultimate result of this solicitation has a "reasonable likelihood" of producing one of the two specified effects codified in Rule 13e-3(a)(3)(ii). In light of the fact the authorization sought by this solicitation could be valid for one year, please provide us with an analysis that demonstrates how the registrant can make a determination that the contemplated reverse stock split will not be reasonably likely to produce a going private effect.

        We remind you that the participants in this solicitation are responsible for the accuracy and adequacy of the disclosures within the proxy statement notwithstanding any review, comments, action or absence of action by the staff.

David Armstrong
Cano Health, Inc.
May 10, 2023
Page 4

       Please direct any questions to Nicholas Panos at 202-551-3266.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Mergers & Acquisitions

cc: Audrey S. Leigh